EXHIBIT 99.1

Plug Power to Source 100% Renewable Energy From Brookfield Renewable to Fully Power One of North America’s First ‘Green’ Hydrogen Production Facilities

LATHAM, N.Y., Sept. 24, 2020 (GLOBE NEWSWIRE) -- Plug Power Inc. (NASDAQ: PLUG) (“Plug Power”), a leading provider of hydrogen engines and fueling solutions enabling e-mobility, is pleased to announce an agreement to source 100% renewable energy supplies from Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN) (“BEP” and, together with Brookfield Renewable Corporation (NYSE, TSX: BEPC), "Brookfield Renewable"), which is, together with its institutional partners, an owner and operator of one of the world’s largest publicly traded, pure-play renewable power platforms, to fully energize Plug Power’s planned green hydrogen production plant, one of the first industrial-scale facilities in North America.

Brookfield Renewable and Plug Power have entered into an agreement for Plug Power to procure renewable electricity from Brookfield Renewable’s 100% renewable energy portfolio in the U.S. to facilitate Plug Power’s production of approximately 10 tons of 100% green liquid hydrogen per day. The deployment of hydrogen fuel is widely viewed as critical for attaining a zero-carbon economy. The parties are in discussions to establish a broader relationship to pursue additional green hydrogen development opportunities.

The agreement with Brookfield Renewable advances Plug Power’s green hydrogen generation strategy, including its goal for over 50% of its hydrogen supplies to be produced from renewable resources by 2024. Plug Power’s plant will be one of the first green hydrogen facilities in North America and is anticipated to be a part of a future network spanning across the continent. The green hydrogen generated by this network will support Plug Power’s mission to decarbonize the broader transportation and logistics industries, as well as to facilitate the anticipated rapid growth of the hydrogen economy that, according to consultancy McKinsey & Company, could reach $2.5 trillion by 2050.

“We are excited to be partnering with Brookfield Renewable, a global leader in renewable generation, and anticipate opportunities to build upon this relationship in the coming years,” said Andy Marsh, CEO of Plug Power. “This marks important progress in our steady march to achieve our overall hydrogen strategy of building green liquid hydrogen generation facilities with strategic partners in the U.S. and globally thereafter.”

“Brookfield Renewable is excited by the opportunity to support one of North America’s first industrial-scale green hydrogen production plants, drawing from our 7,300-megawatt portfolio of hydropower, wind, solar and storage facilities located in 34 states across the U.S.,” said Brookfield Renewable U.S. Chief Executive Officer Mitch Davidson. “This transaction is a testament to Brookfield Renewable’s uniquely diversified portfolio and commitment to sustainability and decarbonization efforts globally.”

Plug Power is building the hydrogen economy as the leading provider of comprehensive hydrogen fuel cell (HFC) turnkey solutions. The company’s innovative technology powers electric motors with hydrogen fuel cells amid an ongoing paradigm shift in the power, energy, and transportation industries to address climate change and energy security, while providing efficiency gains and meeting sustainability goals. Plug Power created the first commercially viable market for hydrogen fuel cell (HFC) technology. As a result, the company has deployed over 35,000 fuel cell systems for e-mobility, more than anyone else in the world, and has become the largest buyer of liquid hydrogen, having built and operated a hydrogen highway across North America. Plug Power delivers a significant value proposition to end-customers, including meaningful environmental benefits, efficiency gains, fast fueling, and lower operational costs. Plug Power’s vertically-integrated GenKey solution ties together all critical elements to power, fuel, and provide service to customers such as Amazon, BMW, The Southern Company, Carrefour, and Walmart. The company is now leveraging its know-how, modular product architecture and foundational customers to rapidly expand into other key markets including zero-emission on-road vehicles, robotics, and data centers.

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Its portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals over 19,000 megawatts of installed capacity and an 18,000 megawatt development pipeline. Investors can access its portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at www.bep.brookfield.com and www.bep.brookfield.com/bepc. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with approximately $550 billion of assets under management.

Contact information – Plug Power:

Media:
Ian Martorana
The Bulleit Group
(415) 237-3681
plugpowerpr@bulleitgroup.com

Contact information – Brookfield Renewable:

Media:	Investors:
Claire Holland	Cara Silverman
Senior Vice President – Communications	Manager - Investor Relations
(416) 369-8236	(416) 649-8172
claire.holland@brookfield.com	cara.silverman@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This communication contains "forward-looking statements" within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995, that involve significant risks and uncertainties about Plug Power and Brookfield Renewable, including but not limited to statements about Plug Power’s procurement of renewable electricity from Brookfield Renewable, which is expected to facilitate Plug Power’s production of green liquid hydrogen, the potential establishment of a broader relationship between the parties to pursue additional green hydrogen development opportunities, Plug Power’s green hydrogen generation strategy and the expected growth of the hydrogen economy. You are cautioned that such statements should not be read as a guarantee of future performance or results of either Plug Power or Brookfield Renewable, and will not necessarily be accurate indications of the times that, or by which, such performance or results will have been achieved. Such statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in these statements. In particular, the risks and uncertainties include, among other things, risks and uncertainties referenced in Plug Power’s and Brookfield Renewable’s respective public filings with the Securities and Exchange Commission (the “SEC”) and Canadian securities regulators, as applicable. For additional disclosure regarding these and other risks faced by PLUG and Brookfield Renewable, respectively, see disclosures contained in the "Risk Factors" section of PLUG's Annual Report on Form 10-K for the year ended December 31, 2019 and the disclosures contained in the "Risk Factors" section of the most recent Form 20-F of BEP and other risks and factors that are described therein and that are described in BEP’s and Brookfield Renewable Corporation’s registration statement on Form F-1/F-4 filed in connection with the distribution of BEPC’s class A exchangeable subordinate voting share (“BEPC Shares”) and the acquisition of TerraForm Power, Inc. and the Canadian prospectus filed with the securities regulators in Canada qualifying the distribution of BEPC's Shares. You should consider these factors in evaluating the forward-looking statements included in this communication and not place undue reliance on such statements. The forward-looking statements are made as of the date hereof, and neither PLUG nor Brookfield Renewable undertakes any obligation to update such statements as a result of new information.

No securities regulatory authority has either approved or disapproved of the contents of this communication. This communication is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.